Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 28, 2021
Eldorado Gold Reports Q3 2021
Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the third quarter of 2021.

•Quarterly production exceeds expectations; increasing full year 2021 annual guidance: Gold production totalled 125,459 ounces in Q3 2021, a decrease of 8% from Q3 2020 production of 136,922 ounces driven by a planned shift to lower-grade ore at Kisladag. Gold production in the quarter increased 8% over Q2 2021. As a result of strong production in the first nine months of 2021, primarily due to operational improvements at Kisladag, Eldorado is increasing its 2021 annual production guidance by approximately 6% to 460,000-480,000 ounces of gold.

•Free cash flow(4): Free cash flow from continuing operations of $29.7 million in Q3 2021 decreased from free cash flow from continuing operations of $114.7 million in Q3 2020(2,3) primarily as a result of planned lower production, lower gold prices and planned increased growth and sustaining capital spending. An increase from negative free cash flow of $23.7 million in Q2 2021(2,3) was primarily due to free cash flow being negatively impacted in the second quarter by the timing of tax and annual royalty payments. We expect free cash flow generation to continue in Q4 2021.

•All-in sustaining costs(4): Q3 2021 all-in sustaining costs of $1,133 per ounce of gold sold in the quarter increased from Q3 2020 ($918 per ounce sold) as a result of planned lower production in the quarter, higher cash operating costs per ounce and increased sustaining capital expenditure. All-in sustaining costs per ounce of gold sold increased in the quarter from Q2 2021 ($1,074 per ounce sold) as a result of increased sustaining capital expenditure. We are maintaining our 2021 annual guidance with all-in-sustaining costs of $920 - $1,150 per ounce sold.

•Net earnings and adjusted net earnings attributable to shareholders(4): Net earnings from continuing operations attributable to shareholders of the Company in Q3 2021 were $8.5 million, or $0.05 per share (Q3 2020: net earnings of $46.0 million or $0.26 per share, Q2 2021: net earnings of $31.0 million or $0.17 per share)(1,3). Adjusted net earnings attributable to shareholders of the Company from continuing operations in Q3 2021 were $39.9 million, or $0.22 per share (Q3 2020: adjusted net earnings of $63.6 million or $0.37 earnings per share, Q2 2021: adjusted net earnings of $29.1 million or $0.16 per share)(1,3). Material adjustments in Q3 2021 included $31.1 million of finance costs relating to the Company's debt refinancing in the quarter.

•EBITDA: Q3 2021 EBITDA from continuing operations was $106.6 million (Q3 2020: $161.0 million, Q2 2021:$106.9 million)(3) and Q3 2021 adjusted EBITDA from continuing operations(4) was $108.1 million (Q3 2020: $164.5 million, Q2 2021: $101.7 million)(3).

•Capital spending: Capital expenditures totalled $64.4 million in Q3 2021 (Q3 2020: $50.4 million, Q2 2021: $71.6 million)(3), reflecting a planned increase and following reduced spending in the prior year due to the novel coronavirus ("COVID-19") pandemic. Capital allocation is following a rigorous process to ensure discipline and control at all operations.

◦At Kisladag, $17.7 million investment in the quarter related to waste stripping, construction of the north leach pad to support the mine life extension and installation of a high-pressure grinding roll ("HPGR") circuit, which is expected to improve heap leach recovery with commissioning now in progress and expected to complete in November 2021.

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◦At Lamaque, $10.1 million investment in the quarter related primarily to the decline connecting the Triangle underground mine with the Sigma mill, which is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor. Investment in the quarter also included raising the embankment at the Sigma tailing storage facility.

•Financial position: As at September 30, 2021, the Company had $439.3 million of cash and cash equivalents and $250 million undrawn and available under its revolving credit facility.

•Refinancing completed: In August 2021, the Company completed its offering of $500 million aggregate principal amount of 6.25% senior unsecured notes due 2029 (the "senior notes") and on October 15, 2021 entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA"). Eldorado used, in part, the net proceeds from the offering of the senior notes to redeem the outstanding $234 million 9.5% senior secured second lien notes due June 2024, and to repay all amounts outstanding under its prior term loan and revolving credit facility. The issuance of the senior notes and entering into of the Fourth ARCA provides Eldorado greater financial flexibility to pursue a broader range of financing alternatives for the development of the Kassandra assets in Greece.

•Sale of Tocantinzinho Project: On October 27, 2021, the Company completed a sale of the Tocantinzinho Project, a non-core gold asset. Eldorado received $20 million in cash consideration and 46,926,372 common shares of G Mining Ventures Corp ('GMIN'). Deferred cash consideration of $60 million is payable on the first anniversary of commercial production of the Project, with an option to defer 50% of the consideration at a cost of $5 million. The project has been presented as a discontinued operation following the sale and a net loss of $60.8 million reflects a reduction of fair value to the amount of upfront cash and share consideration, less estimated costs of disposal.

•Suspension of Mining at Stratoni: On October 15, 2021, we announced that operations at Stratoni will be suspended in Q4 2021. The mine will be placed on care and maintenance while exploration drilling continues with the goal of expanding reserves and resources. We will evaluate resuming operations subject to exploration success and positive results of further technical and economic review.

•Measures remain in place to manage the impact of the COVID-19 pandemic: The Company's mines remain fully operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)2020 and YTD 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 3(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(3)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.
(4)    These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS financial measures or ratios in the September 30, 2021 MD&A.

“In the third quarter of 2021, the Company recorded strong, safe operational performance led by higher production at Kisladag, resulting in a solid quarter of cash flow generation,” said George Burns, President and CEO. “To reflect the strong production in the first nine months of the year, we increased our 2021 production guidance by approximately 6% to 460,000 to 480,000 ounces. Our organic growth projects at existing operations remain on track with the Kisladag HPGR and Lamaque decline projects expected to be completed in the fourth quarter, allowing us to realize the benefits of these projects early next year."

"We continue to move forward with de-risking the Skouries project. We refinanced our senior notes at 6.25% and executed a $250 million amended and restated senior secured credit facility. We have structured both the senior notes and the credit facility to provide Eldorado greater financial flexibility to pursue a broader range of funding alternatives for the development of the Kassandra assets in Greece."

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"With operational results outperforming our expectation in the first three quarters of 2021, our financing position remaining solid, and numerous upcoming catalysts expected in the fourth quarter, Eldorado remains well-positioned to provide additional growth and value creation in the future."

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Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
Continuing operations(7), except where noted	2021	2020	2021	2020
Revenue	$238.4	$287.6	$696.3	$748.2
Gold revenue	$221.5	$264.3	$626.6	$684.7
Gold produced (oz)	125,459	136,922	353,268	390,654
Gold sold (oz)	125,189	137,704	352,923	388,883
Average realized gold price ($/oz sold) (1)	$1,769	$1,919	$1,775	$1,761
Cash operating costs ($/oz sold) (1,2)	646	537	644	568
Total cash costs ($/oz sold) (1,2)	743	664	726	651
All-in sustaining costs ($/oz sold) (1,2)	1,133	918	1,066	908
Net (loss) earnings for the period (3,5)	8.5	46.0	53.9	101.2
Net (loss) earnings per share – basic ($/share) (3,5)	0.05	0.26	0.30	0.60
Adjusted net earnings (loss) (1,3,4,5)	39.9	63.6	94.2	127.9
Adjusted net earnings (loss) per share ($/share) (1,3,4,5)	0.22	0.37	0.52	0.75
Cash flow from operating activities before changes in working capital (1,6)	101.0	135.1	258.1	326.3
Free cash flow (1,6)	29.7	114.7	39.3	205.4
Cash, cash equivalents and term deposits	$439.3	$504.4	$439.3	$504.4

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS financial measures or ratios in the September 30, 2021 MD&A.
(2)By-product revenues are off-set against cash operating costs.
(3)Attributable to shareholders of the Company.
(4)See reconciliation of net earnings (loss) to adjusted net earnings (loss), a non-IFRS financial measure, in the section 'Non-IFRS Measures' in the September 30, 2021 MD&A.
(5)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(6)2020 and YTD 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 3(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(7)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.

Gold production of 125,459 ounces decreased 8% from last year’s third quarter production of 136,922 ounces. Gold sales in Q3 2021 totalled 125,189 ounces, a decrease of 9% from 137,704 ounces sold in Q3 2020 and an increase from Q2 2021 of 114,140 ounces. The lower sales volume compared with the prior year primarily reflects decreases in production at Kisladag and Olympias.
Total revenue was $238.4 million in Q3 2021, a decrease of 17% from $287.6 million in Q3 2020 and a slight increase from Q2 2021 of $233.2 million. Total revenue was $696.3 million in the nine months ended September 30, 2021, a decrease of 7% from total revenue of $748.2 million in the nine months ended September 30, 2020. The decreases in both three and nine-month periods were primarily due to lower sales volumes.
Cash operating costs in Q3 2021 averaged $646 per ounce sold, an increase from $537 per ounce in Q3 2020, and cash operating costs per ounce sold averaged $644 in the nine months ended September 30, 2021, an increase from $568 per ounce in the nine months ended September 30, 2020. Increases in both the three and nine-month periods were primarily due to lower-grade ore mined and processed at Kisladag and Lamaque, resulting in fewer ounces produced and sold. The increase in cash operating costs per ounce sold in Q3 2021 was also due to increased refining costs associated with sales of gold slag in the quarter. These increases were partially offset by a reduction in cash operating costs per ounce sold at Olympias, and to a lesser extent Efemcukuru. The improvement in cash operating costs per ounce sold at Olympias in Q3 2021 was primarily a result of higher grades, combined with higher silver and base metal sales, which reduce cash operating costs as by-product credits.
We reported net earnings attributable to shareholders from continuing operations of $8.5 million ($0.05 per share) in Q3 2021, compared to net earnings of $46.0 million ($0.26 per share) in Q3 2020 and net earnings of $53.9 million ($0.30 per share) in the nine months ended September 30, 2021 compared to net earnings of $101.2 million ($0.60 earnings per share) in the nine months ended September 30, 2020. The decreases in both periods reflect lower

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production and sales volumes and higher finance costs related to the debt refinancing in the quarter. These decreases were partially offset by lower income tax expense.
Adjusted net earnings from continuing operations were $39.9 million ($0.22 per share) in Q3 2021 compared to adjusted net earnings of $63.6 million ($0.37 per share) in Q3 2020. Adjusted net earnings in Q3 2021 removes, among other things, $31.1 million of finance costs relating to the debt refinancing in the quarter including a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in the quarter.
Gold Operations

	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Total
Ounces produced	125,459	136,922	353,268	390,654
Ounces sold	125,189	137,704	352,923	388,883
Cash operating costs ($/oz sold) (1,2)	$646	$537	$644	$568
All-in sustaining costs ($/oz sold) (1,2)	$1,133	$918	$1,066	$908
Sustaining capital expenditures (2)	$34.7	$22.1	$79.3	$63.4
Kisladag
Ounces produced	51,040	59,593	141,229	169,659
Ounces sold	51,038	59,571	142,593	171,088
Cash operating costs ($/oz sold) (1,2)	$612	$440	$546	$452
All-in sustaining costs ($/oz sold) (1,2)	$916	$708	$755	$641
Sustaining capital expenditures (2)	$8.2	$5.3	$14.7	$13.7
Lamaque
Ounces produced	37,369	39,525	101,847	99,973
Ounces sold	37,381	38,587	101,136	97,279
Cash operating costs ($/oz sold) (1,2)	$646	$494	$683	$530
All-in sustaining costs ($/oz sold) (1,2)	$1,130	$747	$1,117	$844
Sustaining capital expenditures (2)	$13.7	$6.8	$34.0	$23.1
Efemcukuru
Ounces produced	23,305	23,892	70,076	74,007
Ounces sold	23,825	24,471	70,961	73,384
Cash operating costs ($/oz sold) (1,2)	$552	$561	$534	$577
All-in sustaining costs ($/oz sold) (1,2)	$911	$1,012	$839	$894
Sustaining capital expenditures (2)	$5.3	$5.1	$11.7	$11.8
Olympias
Ounces produced	13,745	13,912	40,116	47,015
Ounces sold	12,945	15,075	38,233	47,132
Cash operating costs ($/oz sold) (1,2)	$952	$992	$1,110	$1,056
All-in sustaining costs ($/oz sold) (1,2)	$1,728	$1,450	$1,806	$1,484
Sustaining capital expenditures (2)	$7.5	$4.9	$19.0	$14.8

(1)By-product revenues are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the September 30, 2021 MD&A for explanations and discussion of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 51,040 ounces of gold in Q3 2021, a 14% decrease from 59,593 ounces in Q3 2020. The decrease was the result of a planned shift to lower-grade ore through 2021 as compared to 2020. However, gold production was higher than expected in the quarter with several operational improvements implemented in the mine, crushing circuit and leach pad in the first half of 2021, resulting in increased throughput. Gold production is expected to reduce primarily in Q1 2022 as a result of the commissioning of the HPGR circuit, which will increase recoveries once in operation.
Cash operating costs per ounce sold increased to $612 in Q3 2021 from $440 in Q3 2020. The increase was primarily due to lower production and sales as a result of the decrease in average grade of ore placed on the leach pad throughout 2021 combined with increased refining costs associated with sales of gold slag in the quarter.
AISC per ounce sold increased to $916 in Q3 2021 from $708 in Q3 2020. The increase was primarily due to higher cash operating costs per ounce sold and higher sustaining capital expenditure in the quarter. Sustaining capital expenditure of $8.2 million in Q3 2021 primarily included process infrastructure upgrades and mine equipment overhauls.
Growth capital expenditures were $17.7 million in Q3 2021 and $70.9 million in the nine months ended September 30, 2021. Growth capital included continued installation works of an HPGR circuit expected to improve heap leach recovery. Commissioning of the HPGR is progressing well and is expected to be completed in November. Growth capital also included waste stripping and construction of the North leach pad, both to support the mine life extension.

Lamaque
Lamaque produced 37,369 ounces of gold in Q3 2021, a 5% decrease from 39,525 ounces in Q3 2020 and reflecting a planned shift to lower-grade ore stopes in the quarter. Average grade was 5.99 grams per tonne in Q3 2021, an increase from 5.58 grams per tonne in the first half of 2021 but lower than 7.25 grams per tonne in Q3 2020. Tonnes processed in the quarter increased 15% from Q3 2020 as a result of increased underground development and the ability to process higher volumes resulting from ongoing successful debottlenecking of the mill.
Cash operating costs per ounce sold increased to $646 in Q3 2021 from $494 in Q3 2020, primarily reflecting the planned shift to lower-grade ore.
AISC per ounce sold increased to $1,130 in Q3 2021 from $747 in Q3 2020 as a result of higher cash operating costs per ounce sold and higher sustaining capital. Sustaining capital expenditure totalled $13.7 million in Q3 2021 and related primarily to underground development and maintenance.
Growth capital expenditure totalled $10.1 million in Q3 2021 and $26.0 million in the nine months ended September 30, 2021, and primarily included continued development of the underground decline from the Sigma mill to the Triangle mine which commenced in Q3 2020 and remains on schedule for completion in Q4 2021. Following completion, the decline is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor between the Triangle underground mine and the Sigma mill.

Efemcukuru
Efemcukuru produced 23,305 ounces of gold in Q3 2021, a slight decrease from 23,892 ounces in Q3 2020 and reflect continued strong production. The flotation columns installed in late 2020 continue to operate well and have resulted in an increase in quality of gold concentrate through 2021. Production in 2021 has been adjusted to reflect a reduced effective rate for payable ounces, following a change in the structure of concentrate sales contracts. The reduced effective rate for payable ounces under the new contracts are offset by a decrease in production costs due to the elimination of treatment charges and other deductions now blended in the reduced effective rate.
Cash operating costs per ounce sold improved to $552 in Q3 2021 from $561 in Q3 2020. Cash operating costs in Q3 2021 benefited from lower selling costs due to the change in pricing structure of concentrate sales contracts and lower costs resulting from the weakening of the Turkish Lira.

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AISC per ounce sold improved to $911 in Q3 2021 from $1,012 in Q3 2020. The decrease is primarily due to higher royalty expense in Q3 2020 as a result of a gold royalty rate increase announced in September 2020, for which $1.2 million of additional royalty expense was recorded in Q3 2020 associated with gold sales during the first six months of 2020. In early 2021, the retroactive portion of the gold royalty rate increase was amended to be effective from the announcement date only and no longer retroactive to January 1, 2020. Sustaining capital expenditure of $5.3 million in Q3 2021 primarily included underground development, equipment rebuilds, and process upgrades.

Olympias
Olympias produced 13,745 ounces of gold in Q3 2021, a slight decrease from 13,912 ounces in Q3 2020. Lower processing volumes in the quarter were partially offset by higher average gold grade. Lead and silver production was also lower in Q3 2021 as compared to Q3 2020, primarily a result of lower processing volumes. An increase in zinc feed grade to 4.55% in Q3 2021 from 3.53% in Q3 2020 resulted in higher zinc production in the quarter, despite lower processing volumes. Operations at Olympias continued to be negatively affected in Q3 2021 by low productivity as the Company progresses through the implementation of transformation efforts at its Kassandra mines. Discussions with stakeholders are ongoing and are expected to lead to a sustainable continuous improvement program as the year progresses. Further improvement is underway to long range mine design and planning based on updated geotechnical guidance.
Cash operating costs per ounce sold improved to $952 in Q3 2021 from $992 in Q3 2020, primarily a result of processing higher-grade ore, combined with higher silver and base metal sales, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,728 in Q3 2021 from $1,450 in Q3 2020 due to an increase in royalties following ratification of the Amended Investment Agreement in March 2021. AISC was also negatively impacted by an increase in sustaining capital expenditure to $7.5 million in Q3 2021 from $4.9 million in Q3 2020. Sustaining capital expenditure of $7.5 million in Q3 2021 primarily included underground development, diamond drilling and tailings facility construction.

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Conference Call
A conference call to discuss the details of the Company’s Q3 2021 results will be held by senior management on Friday, October 29, 2021 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20211029.html

Conference Call Details		Replay (available until Dec. 3, 2021)
Date:	October 29, 2021	Vancouver:	+1 604 638 9010
Time:	11:30 am ET (8:30 am PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Pass code:	7602
Toll free:	1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lisa Wilkinson, VP Investor Relations
604.757.2237 or 1.888.353.8166 lisa.wilkinson@eldoraogold.com
Media
Louise McMahon, Director Communications & Public Affairs
604.757.5573 or 1.888.363.8166 louise.mcmahon@eldoradogold.com

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Non-IFRS Measures
Certain non-IFRS measures, including cash operating costs, total cash costs,, all-in sustaining cost ("AISC"), adjusted net earnings/(loss) attributable to shareholders, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), sustaining and growth capital, free cash flow, working capital and cash flow from operations before changes in working capital, non-IFRS ratios, including cash operating cost per ounce sold, total cash costs per ounce sold, AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings/(loss) per share attributable to shareholders, are included in this press release. Please see the September 30, 2021 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company’s 2021 annual guidance, including at our individual mine production; construction of the decline connecting Sigma mill with the Triangle underground mine, including the timing of completion; continued drilling at the Ormaque gold resource, completion of the HPGR circuit, including the timing of completion; the optimization of Greek operations, including the benefits and risks thereof; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our 2021 annual guidance, timing of construction of the decline between Sigma mill and the Triangle underground mine; results from drilling at Ormaque; benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, inability to complete construction of the decline between Triangle mill and the Triangle underground mine on time or to meet expected timing thereof, poor results from drilling at Ormaque; inability to complete improvements at Kisladag or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2021 and December 31, 2020
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$439,316	$451,962
Term deposits		—	59,034
Marketable securities		21,882	194
Accounts receivable and other	7	97,783	73,022
Inventories	2(c),8	170,687	164,135
Current portion of employee benefit plan assets	15	—	5,749
Assets held for sale	5	48,386	—
		778,054	754,096
Restricted cash		2,633	2,097
Other assets		28,883	39,562
Property, plant and equipment	2(c)	3,970,909	4,042,199
Goodwill		92,591	92,591
		$4,873,070	$4,930,545
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$167,784	$179,372
Current portion of lease liabilities		8,994	11,297
Current portion of debt	9	—	66,667
Current portion of asset retirement obligations		4,701	4,701
Liabilities associated with assets held for sale	5	386	—
		181,865	262,037
Debt	9	493,621	434,465
Lease liabilities		15,581	14,659
Employee benefit plan obligations		21,893	21,974
Asset retirement obligations		109,416	106,677
Deferred income tax liabilities	2(c)	379,775	412,162
		1,202,151	1,251,974
Equity
Share capital	13	3,225,173	3,144,644
Treasury stock		(10,289)	(11,452)
Contributed surplus		2,641,587	2,638,008
Accumulated other comprehensive loss		(27,526)	(30,297)
Deficit	2(c)	(2,199,224)	(2,103,205)
Total equity attributable to shareholders of the Company		3,629,721	3,637,698
Attributable to non-controlling interests		41,198	40,873
		3,670,919	3,678,571
		$4,873,070	$4,930,545

Approved on behalf of the Board of Directors

    (signed)     John Webster Director         (signed)    George Burns     Director

Date of approval: October 28, 2021

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2021 for notes to the accounts.	10

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Revenue
Metal sales	10	$238,441	$287,595	$696,283	$748,167

Cost of sales
Production costs		110,180	117,386	331,540	328,225
Depreciation and amortization	2(c)	50,720	57,012	154,229	159,490
		160,900	174,398	485,769	487,715

Earnings from mine operations		77,541	113,197	210,514	260,452

Exploration and evaluation expenses		4,663	4,035	16,552	9,488
Mine standby costs	11	9,139	2,497	12,842	10,382
General and administrative expenses		7,676	6,632	27,543	21,054
Employee benefit plan expense		839	496	2,204	1,953
Share-based payments expense	14	1,716	2,586	5,419	7,244
Write-down (recovery) of assets		38	29	(392)	(63)
Foreign exchange gain		(605)	(4,317)	(6,827)	(7,436)
Earnings from operations		54,075	101,239	153,173	217,830

Other income	12	1,732	2,658	12,666	2,833
Finance costs	12	(41,019)	(19,873)	(66,851)	(42,516)
Earnings from continuing operations before income tax		14,788	84,024	98,988	178,147

Income tax expense	2(c)	5,627	40,730	45,170	82,195
Net earnings from continuing operations		$9,161	$43,294	$53,818	$95,952
Net (loss) earnings from discontinued operations, net of tax	5	(60,761)	1,089	(149,920)	(7,895)
Net (loss) earnings for the period		$(51,600)	$44,383	$(96,102)	$88,057

Attributable to:
Shareholders of the Company	2(c)	(52,220)	47,088	(96,018)	93,271
Non-controlling interests		620	(2,705)	(84)	(5,214)
Net (loss) earnings for the period		$(51,600)	$44,383	$(96,102)	$88,057

Earnings (loss) attributable to shareholders of the Company:
Continuing operations		8,541	45,999	53,902	101,166
Discontinued operations	5	(60,761)	1,089	(149,920)	(7,895)
		$(52,220)	$47,088	$(96,018)	$93,271

Weighted average number of shares outstanding (thousands)
Basic		182,447	173,822	179,556	169,676
Diluted		183,948	178,131	181,674	173,732

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share	2(c)	$(0.29)	$0.27	$(0.53)	$0.55
Diluted (loss) earnings per share	2(c)	$(0.29)	$0.26	$(0.53)	$0.54

Net earnings per share attributable to shareholders of the Company - continuing operations:
Basic earnings per share	2(c)	$0.05	$0.26	$0.30	$0.60
Diluted earnings per share	2(c)	$0.05	$0.26	$0.30	$0.58

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2021 for notes to the accounts.	11

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020

Net (loss) earnings for the period	2(c)	$(51,600)	$44,383	$(96,102)	$88,057
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax		3,048	669	3,018	1,567
Actuarial losses on employee benefit plans, net of tax		(277)	(227)	(247)	(425)
Total other comprehensive income for the period		2,771	442	2,771	1,142
Total comprehensive (loss) income for the period		$(48,829)	$44,825	$(93,331)	$89,199

Attributable to:
Shareholders of the Company	2(c)	(49,449)	47,530	(93,247)	94,413
Non-controlling interests		620	(2,705)	(84)	(5,214)
		$(48,829)	$44,825	$(93,331)	$89,199

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2021 for notes to the accounts.	12

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
Cash flows generated from (used in):	Note	2021	2020[1]	2021	2020[1]
Operating activities
Net earnings for the period from continuing operations	2(c)	$9,161	$43,294	$53,818	$95,952
Items not affecting cash:
Depreciation and amortization	2(c)	51,178	57,552	155,714	161,149
Finance costs		41,019	19,873	66,851	42,516
Interest income		(413)	(429)	(1,888)	(1,712)
Unrealized foreign exchange gain		(945)	(4,582)	(2,634)	(7,632)
Income tax expense	2(c)	5,627	40,730	45,170	82,195
(Gain) loss on disposal of assets		(180)	(89)	46	2,322
Gain on disposal of mining licenses	12	—	—	(7,046)	—
Write-down (recovery) of assets		38	29	(392)	(63)
Share-based payments expense	14	1,716	2,586	5,419	7,244
Employee benefit plan expense		839	496	2,204	1,953
		108,040	159,460	317,262	383,924
Property reclamation payments		(515)	(618)	(1,622)	(1,618)
Employee benefit plan receipt (payments)		5,639	(1,284)	5,118	(1,955)
Income taxes paid		(12,561)	(22,899)	(64,574)	(55,746)
Interest received		413	429	1,888	1,712
Changes in non-cash working capital	16	4,094	42,658	(4,819)	23,720
Net cash generated from operating activities of continuing operations		105,110	177,746	253,253	350,037
Net cash generated from (used in) operating activities of discontinued operations		692	(2,975)	(4,048)	(2,012)

Investing activities
Purchase of property, plant and equipment		(64,441)	(50,438)	(200,035)	(127,152)
Acquisition of subsidiary, net of $4,311 cash received	4	—	—	(19,336)	—
Proceeds from the sale of property, plant and equipment		966	147	2,277	773
Value added taxes related to mineral property expenditures, net		(11,971)	(12,801)	(16,170)	(18,283)
Proceeds from the sale of mining licenses	12	—	—	5,000	—
Purchase of marketable securities and investment in debt securities		(27,060)	—	(27,060)	—
Proceeds from the sale of marketable securities		—	5,237	—	5,237
Decrease (increase) in term deposits		1,000	(48,528)	59,034	(50,089)
(Increase) decrease in restricted cash		(432)	(21)	(536)	1,077
Net cash used in investing activities of continuing operations		(101,938)	(106,404)	(196,826)	(188,437)
Net cash generated from (used in) investing activities of discontinued operations		(911)	9,683	(2,348)	8,867

Financing activities
Issuance of common shares, net of issuance costs		240	7,820	14,374	94,899
Acquisition of non-controlling interest		—	—	—	(7,500)
Contributions from non-controlling interests		—	—	409	301
Proceeds from borrowings	9	500,000	—	500,000	150,000
Repayment of borrowings	9	(433,953)	(58,574)	(517,286)	(91,907)
Debt redemption premium paid	9(c)	(21,400)	—	(21,400)	—
Loan financing costs		(7,535)	—	(7,535)	—
Interest paid		(7,634)	(9,370)	(23,117)	(29,728)
Principal portion of lease liabilities		(2,802)	(2,531)	(7,813)	(7,524)
Purchase of treasury stock		—	—	—	(3,679)
Net cash generated from (used in) financing activities of continuing operations		26,916	(62,655)	(62,368)	104,862
Net cash used in financing activities of discontinued operations		(12)	(20)	(36)	(60)

Net increase (decrease) in cash and cash equivalents		29,857	15,375	(12,373)	273,257
Cash and cash equivalents - beginning of period		409,732	435,624	451,962	177,742
Cash in disposal group held for sale		(273)	—	(273)	—
Cash and cash equivalents - end of period		$439,316	$450,999	$439,316	$450,999
Restated, see Note 3(c).

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2021 for notes to the accounts.	13

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Share capital
Balance beginning of period	$3,224,830	$3,135,955	$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash	219	185	1,617	2,001
Shares issued upon exercise of performance share units	30	—	1,202	—
Transfer of contributed surplus on exercise of options	87	71	635	801
Shares issued upon acquisition of subsidiary (Note 4)	—	—	65,647	—
Shares issued to the public, net of share issuance costs	7	6,396	11,428	85,242
Balance end of period	$3,225,173	$3,142,607	$3,225,173	$3,142,607

Treasury stock
Balance beginning of period	$(10,295)	$(11,587)	$(11,452)	$(8,662)
Purchase of treasury stock	—	—	—	(3,679)
Shares redeemed upon exercise of restricted share units	6	6	1,163	760
Balance end of period	$(10,289)	$(11,581)	$(10,289)	$(11,581)

Contributed surplus
Balance beginning of period	$2,639,288	$2,634,246	$2,638,008	$2,627,441
Share-based payment arrangements	2,422	2,338	6,579	6,456
Acquisition of non-controlling interest, without change in control	—	—	—	4,171
Shares redeemed upon exercise of restricted share units	(6)	(6)	(1,163)	(760)
Shares redeemed upon exercise of performance share units	(30)	—	(1,202)	—
Transfer to share capital on exercise of options	(87)	(71)	(635)	(801)
Balance end of period	$2,641,587	$2,636,507	$2,641,587	$2,636,507

Accumulated other comprehensive loss
Balance beginning of period	$(30,297)	$(28,266)	$(30,297)	$(28,966)
Other comprehensive income for the period	2,771	442	2,771	1,142
Balance end of period	$(27,526)	$(27,824)	$(27,526)	$(27,824)

Deficit
Balance beginning of period	$(2,147,004)	$(2,181,815)	$(2,103,206)	$(2,227,998)
Net (loss) earnings attributable to shareholders of the Company (Note 2(c))	(52,220)	47,088	(96,018)	93,271
Balance end of period	$(2,199,224)	$(2,134,727)	$(2,199,224)	$(2,134,727)
Total equity attributable to shareholders of the Company	$3,629,721	$3,604,982	$3,629,721	$3,604,982

Non-controlling interests
Balance beginning of period	$40,578	$45,424	$40,873	$59,304
Earnings (loss) attributable to non-controlling interests	620	(2,705)	(84)	(5,214)
Acquisition of non-controlling interest	—	—	—	(11,672)
Contributions from non-controlling interests	—	—	409	301
Balance end of period	$41,198	$42,719	$41,198	$42,719
Total equity	$3,670,919	$3,647,701	$3,670,919	$3,647,701

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2021 for notes to the accounts.	14